SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

EXCO RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

269279402
(CUSIP Number)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 42 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 269279402	Page 2 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,789,473
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 3 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,789,473 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON CO

(1) Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 4 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473 (1)
	8	SHARED VOTING POWER 53,750 (1)
	9	SOLE DISPOSITIVE POWER 15,789,473 (1)
	10	SHARED DISPOSITIVE POWER 53,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,843,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

SCHEDULE 13D

CUSIP No. 269279402	Page 5 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473 (1)
	8	SHARED VOTING POWER 53,750 (1)
	9	SOLE DISPOSITIVE POWER 15,789,473 (1)
	10	SHARED DISPOSITIVE POWER 53,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,843,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 6 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473 (1)
	8	SHARED VOTING POWER 53,750 (1)
	9	SOLE DISPOSITIVE POWER 15,789,473 (1)
	10	SHARED DISPOSITIVE POWER 53,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,843,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 7 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,142,400
	8	SHARED VOTING POWER 53,750
	9	SOLE DISPOSITIVE POWER 3,142,400
	10	SHARED DISPOSITIVE POWER 53,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,196,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 8 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IIIA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,600
	8	SHARED VOTING POWER 53,750
	9	SOLE DISPOSITIVE POWER 57,600
	10	SHARED DISPOSITIVE POWER 53,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 9 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,200,000 (1)
	8	SHARED VOTING POWER 53,750 (1)
	9	SOLE DISPOSITIVE POWER 3,200,000 (1)
	10	SHARED DISPOSITIVE POWER 53,750 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,253,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as general partner of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

 SCHEDULE 13D

CUSIP No. 269279402	Page 10 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,043,223 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,043,223 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,043,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd. and general partner of OCM Principal Opportunities Fund III GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 11 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,043,223 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,043,223 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,043,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 12 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,043,223 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,043,223 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,043,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 13 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,043,223 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,043,223 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,043,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D

CUSIP No. 269279402	Page 14 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM EXCO Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,789,473
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 269279402	Page 15 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,789,473 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA, OO

(1) Solely in its capacity as manager of OCM EXCO Holdings, LLC.

SCHEDULE 13D

CUSIP No. 269279402	Page 16 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,789,473 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,789,473 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

 SCHEDULE 13D

CUSIP No. 269279402	Page 17 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,832,696 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 34,832,696 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,832,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 269279402	Page 18 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,832,696 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 34,832,696 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,832,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON PN

(1) Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 269279402	Page 19 of 42 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,832,696 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 34,832,696 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,832,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 20 of 42 Pages

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on April 9, 2007, filed jointly by Oaktree Capital Management, LLC, a California limited liability company (n/k/a Oaktree Capital Management, L.P., a Delaware limited partnership) (“Oaktree LP”), OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), OCM Principal Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”), OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company (“Fund IV GP Ltd.”), OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (“Fund IV GP”), OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership (“Fund IV”), and OCM EXCO Holdings, LLC, a Delaware limited liability company (“OCM EXCO” and, together with Oaktree LP, Fund III GP, Fund III, Fund IIIA, Fund IV GP Ltd., Fund IV GP and Fund IV, the “Initial Reporting Persons” ), as amended by Amendment No. 1 filed on August 30, 2007 and Amendment No. 2 filed on July 22, 2008 (as so amended, the “Schedule 13D”), each filed jointly by the Initial Reporting Persons, OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”), OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (“Fund IV Delaware GP”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), and Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and, together with the Initial Reporting Persons, Fund IV Delaware, Fund IV Delaware GP, Holdings Inc., GP I, Capital I, Holdings I, Holdings, OCG and OCGH, the “Reporting Persons”).  This Amendment No. 3 is being jointly filed by the Reporting Persons.

Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the respective meanings given in the Schedule 13D.  The filing of this Amendment No. 3 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 3 is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

As set forth in a letter dated October 29, 2010 (the “Letter”), Mr. Douglas H. Miller (“Mr. Miller”) submitted a non-binding indication of interest (the “Proposal”) to the Issuer’s Board of Directors (the “Board of Directors”) to acquire all of the outstanding Common Stock not currently owned by him, the Reporting Persons, Ares Management LLC, on behalf of one or more of its funds under management, or Mr. Boone Pickens (collectively, the “Potential Investors”). Fund IV Delaware, Fund III, Fund IIIA and OCM EXCO (collectively, the “Oaktree Entities”) and, based on information provided to the Reporting Persons by Mr. Miller, the other Potential Investors have expressed a non-binding interest in pursuing a potential transaction with Mr. Miller. The Letter is attached hereto as Exhibit 99.1, and the letter the Oaktree Entities submitted to Mr. Miller evidencing their non-binding indication of interest in pursuing a potential transaction is attached hereto as Exhibit 99.2.

SCHEDULE 13D

CUSIP No. 269279402	Page 21 of 42 Pages

As set forth in the Letter, Mr. Miller intends to roll-over a significant portion of his current equity holdings in the Issuer in the acquisition and the Potential Investors may do the same. As set forth in the Letter, all of the other Common Stock (including Common Stock held by Mr. Miller and the Potential Investors that is not rolled over) would be converted into the right to receive a cash payment equal to $20.50 per share. If the transaction described in the Letter or any similar transaction is consummated, the Common Stock would no longer be traded on the New York Stock Exchange and the registration of the Common Stock under Section 12 of the Exchange Act would be terminated.

As set forth in the Letter, the Proposal is subject to the execution of definitive documentation, the approval of the Board of Directors and the recommendation of any Special Committee as may be formed by the Board of Directors. As set forth in the Letter, the Proposal is not binding. The Oaktree Entities reserve the right to modify or withdraw their indication of interest in their sole discretion.

The foregoing is a summary of the Proposal and should not be construed as an offer to purchase shares of Common Stock. A proxy or other statement will be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Shareholders should read such statement(s) and other relevant documents regarding the Proposal or any similar transaction filed with the SEC when they become available because they will contain important information relevant to the decision to approve a proposed transaction. Shareholders will be able to receive these documents, as well as other documents filed by Mr. Miller, the Reporting Persons and the other Potential Investors or their respective affiliates with respect to the Proposal or any similar transaction, free of charge at the SEC’s website, www.sec.gov.

The Reporting Persons expect to engage in discussions and negotiations with the Issuer and other parties with respect to the Proposal and other possible transactions. However, if the Proposal or any similar transaction is not consummated for any reason, the Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by Fund III, Fund IIIA, Fund IV Delaware, OCM EXCO or by other affiliated investment funds and accounts or whether Fund III, Fund IIIA, Fund IV Delaware, OCM EXCO or any such other affiliated investment funds and accounts will dispose of shares of the Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described above, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The information set forth in this Item 4 is qualified in its entirety by reference to the Letter and the letter the Oaktree Entities submitted to Mr. Miller.

SCHEDULE 13D

CUSIP No. 269279402	Page 22 of 42 Pages

Item 5.     Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Amendment No. 3 is incorporated herein by reference.

All calculations of percentage ownership in this Amendment No. 3 are based on a total of 212,695,854 shares of Common Stock outstanding, which is the sum of (a) 212,654,604 shares of Common Stock outstanding as of July 29, 2010, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on August 4, 2010, plus (b) 53,750 shares of Common Stock issuable upon the exercise of vested Stock Options issued to B. James Ford (a Managing Director of Oaktree LP) and Vincent Cebula (a former Managing Director of Oaktree LP), the economic, pecuniary and voting rights of which have been assigned to certain Oaktree Funds.

As a result of the matters described in Item 4 above, the Reporting Persons and Mr. Miller may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As a result, the Reporting Persons and Mr. Miller may be deemed to beneficially own all shares of Common Stock that may be beneficially owned by any such person. The Reporting Persons and, based on the information cited in the Issuer’s proxy statement on Schedule 14A filed on April 29, 2010, Mr. Miller beneficially own in the aggregate 41,284,527 outstanding shares of Common Stock and shares of Common Stock issuable upon the exercise of options exercisable within 60 days, which represent approximately 19.4% of the outstanding Common Stock (and shares of Common Stock issuable upon the exercise of options exercisable within 60 days).  The Reporting Persons expressly disclaim beneficial ownership of any shares held by Mr. Miller.

The Reporting Persons

Fund IV Delaware beneficially owns 15,789,473 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding).  Fund IV Delaware has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 15,789,473 shares of Common Stock.

Fund III beneficially owns 3,142,400 shares of Common Stock (approximately 1.5% of the total number of shares of Common Stock outstanding).   Fund III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 3,142,400 shares of Common Stock.

Fund IIIA beneficially owns 57,600 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  Fund IIIA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 57,600 shares of Common Stock.

OCM EXCO beneficially owns 15,789,473 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding).  OCM EXCO has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 15,789,473 shares of Common Stock.

Certain Oaktree Funds, including Fund III, Fund IIIA and Fund IV, beneficially own the vested Stock Options that are exercisable on the date of this Amendment No. 3 into 53,750 shares

SCHEDULE 13D

CUSIP No. 269279402	Page 23 of 42 Pages

of Common Stock and each have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 53,750 shares of Common Stock.

Fund IV Delaware GP, in its capacity as the general partner of Fund IV Delaware, has the ability to direct the management of Fund IV Delaware’s business, including the power to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV Delaware GP may be deemed to beneficially own 15,789,473 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund IV, in its capacity as the sole shareholder of Fund IV Delaware GP, has the ability to appoint and remove directors of Fund IV Delaware GP and, as such, may indirectly control the decisions of Fund IV Delaware GP regarding the vote and disposition of securities held by Fund IV Delaware; therefore, Fund IV may be deemed to have indirect beneficial ownership of 15,843,223 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock held by Fund IV Delaware and (ii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund IV GP, in its capacity as the general partner of Fund IV, has the ability to direct the management of Fund IV’s business, including the power to direct the decisions of Fund IV to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP may be deemed to have indirect beneficial ownership of 15,843,223 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock held by Fund IV Delaware and (ii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund IV GP Ltd., in its capacity as the general partner of Fund IV GP, has the ability to direct the management of Fund IV GP’s business, including the power to direct the decisions of Fund IV GP to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP Ltd. may be deemed to have indirect beneficial ownership of 15,843,223 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock held by Fund IV Delaware and (ii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund III GP, in its capacity as the general partner of Fund III and Fund IIIA, has the ability to direct the managements of Fund III’s and Fund IIIA’s business, including the power to vote and dispose of securities held by Fund III and Fund IIIA; therefore, Fund III GP may be deemed to beneficially own 3,253,750 shares of Common Stock (approximately 1.5% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (ii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

GP I, in its capacity as (i) the sole shareholder of Fund IV GP Ltd., has the ability to appoint and remove directors of Fund IV GP Ltd. and, as such, may indirectly control the decisions of Fund IV GP Ltd. regarding the vote and disposition of securities held by Fund IV Delaware and  (ii) in its capacity as the general partner of Fund III GP, has the ability to direct the management of Fund III GP’s business, including the power to direct the decisions of Fund III GP regarding the vote and disposition of securities held by Fund III and Fund IIIA; therefore, GP I may be deemed

SCHEDULE 13D

CUSIP No. 269279402	Page 24 of 42 Pages

to have indirect beneficial ownership of 19,043,223 shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (a) 15,789,473 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (c) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III and Fund IIIA; therefore, Capital I may be deemed to have indirect beneficial ownership of 19,043,223 shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock held by Fund IV Delaware, (ii) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (iii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III and Fund IIIA; therefore, Holdings I may be deemed to have indirect beneficial ownership of 19,043,223 shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock held by Fund IV Delaware, (ii) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (iii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Fund IV Delaware , Fund III and Fund IIIA; therefore, Holdings may be deemed to have indirect beneficial ownership of the 19,043,223 shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock held by Fund IV Delaware, (ii) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (iii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Oaktree LP, in its capacity as the manager of OCM EXCO, has the ability to, has the ability to direct the management of OCM EXCO’s business, including the power to vote and dispose securities held by OCM EXCO; therefore, Oaktree LP may be deemed to have indirect beneficial ownership of 15,789,473 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding) held by OCM EXCO.

Holdings, Inc., in its capacity as general partner of Oaktree LP, has the ability to direct the management of Oaktree LP’s business, including the power to vote and dispose of securities held by OCM EXCO; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of 15,789,473 shares of Common Stock (approximately 7.4% of the total number of shares of Common Stock outstanding) held by OCM EXCO.

SCHEDULE 13D

CUSIP No. 269279402	Page 25 of 42 Pages

OCG, in its capacity as (i) the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Fund IV Delaware, Fund III and Fund IIIA and (ii) the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by OCM EXCO; therefore, OCG may be deemed to have indirect beneficial ownership of 34,832,696 shares of Common Stock (approximately 16.4% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (ii) 31,578,946 shares of the Common Stock that held by Fund IV Delaware and OCM EXCO and (iii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Fund III, Fund IIIA and Fund IV Delaware and OCM EXCO; therefore, OCGH may be deemed to have indirect beneficial ownership of 34,832,696 shares of Common Stock (approximately 16.4% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (ii) 31,578,946 shares of the Common Stock held by Fund IV Delaware and OCM EXCO and (iii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by Fund III, Fund IIIA and Fund IV Delaware and OCM EXCO; therefore, OCGH GP may be deemed to have indirect beneficial ownership of 34,832,696 shares of Common Stock (approximately 16.4% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (ii) 31,578,946 shares of the Common Stock held by Fund IV Delaware and OCM EXCO and (iii) 53,750 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Fund IV Delaware, Fund III, Fund IIIA and OCM EXCO, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Fund IV Delaware, Fund III, Fund IIIA and OCM EXCO.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of

SCHEDULE 13D

CUSIP No. 269279402	Page 26 of 42 Pages

the shares of Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

Douglas H. Miller

Based on the information cited in the Issuer’s proxy statement on Schedule 14A filed on April 29, 2010, Mr. Miller has direct beneficial ownership of 6,451,831 shares of Common Stock. This amount represents approximately 3.0% of the outstanding Common Stock, and includes 1,885,000 options exercisable within 60 days, and 406,225 shares held for the benefit of Mr. Miller’s immediate family members.

Item 7.     Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Amendment No. 3:

Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1-	Letter

Exhibit 99.2-	Non-Binding Indication of Interest from the Oaktree Entities

SCHEDULE 13D

CUSIP No. 269279402	Page 27 of 42 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated as of November 1, 2010

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.
By:	OCM Principal Opportunities Fund IV Delaware GP Inc.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 28 of 42 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner
By:	OCM Principal Opportunities Fund IV GP, Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.
By:	OCM Principal Opportunities Fund IV GP, Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Senior Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 29 of 42 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, LTD.
By:	Oaktree Capital Management, L.P.
Its:	Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 30 of 42 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP, I, L.P.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.
By:	Oaktree Fund GP, I, L.P.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 31 of 42 Pages

OAKTREE FUND GP I, L.P.
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:	OCM Holdings, I, LLC
Its:	General Partner
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

OCM HOLDINGS I, LLC
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 32 of 42 Pages

OAKTREE HOLDINGS, LLC
By:	Oaktree Capital Group, LLC
Its:	Managing Member
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary

OCM EXCO HOLDINGS, LLC
By:	Oaktree Capital Management, L.P.
Its:	Manager
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 33 of 42 Pages

OAKTREE HOLDINGS, INC.
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 34 of 42 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary

SCHEDULE 13D

CUSIP No. 269279402	Page 35 of 42 Pages

EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each  of the undersigned acknowledges and agrees that the foregoing statement on this Amendment No. 3 is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D (including this Amendment No. 3) shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of November 1, 2010.

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.
By:	OCM Principal Opportunities Fund IV Delaware GP Inc.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 36 of 42 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner
By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.
By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Senior Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 37 of 42 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.
By:	Oaktree Capital Management, L.P.
Its:	Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 38 of 42 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.
By:	Oaktree Fund GP, I, L.P.
Its:	General Partner
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 39 of 42 Pages

OAKTREE FUND GP I, L.P.
By:	/s/ Adam Pierce
Name: Adam Pierce Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:	OCM Holdings, I, LLC
Its:	General Partner
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

OCM HOLDINGS I, LLC
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 40 of 42 Pages

OAKTREE HOLDINGS, LLC
By:	Oaktree Capital Group, LLC
Its:	Managing Member
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary

OCM EXCO HOLDINGS, LLC
By:	Oaktree Capital Management, L.P.
Its:	Manager
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 41 of 42 Pages

OAKTREE HOLDINGS, INC.
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 42 of 42 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Martin Boskovich
Name: Martin Boskovich Title: Vice President
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Managing Director and Assistant Secretary